Exhibit 99.1
EYAK TECHNOLOGY, LLC AND SUBSIDIARY
A SUBSIDIARY OF THE EYAK CORPORATION
AUDITED CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010, 2009, AND 2008

Page

Report of Independent Registered Public Accounting Firm	1
Audited Consolidated Financial Statements
Consolidated Balance Sheets	2 - 3
Consolidated Statements of Income	4
Consolidated Statements of Members’ Equity	5
Consolidated Statements of Cash Flows	6-7
Notes to Consolidated Financial Statements	8 - 19

Report of Independent Registered Public Accounting Firm
Board of Directors
Eyak Technology, LLC
Dulles, Virginia
We have audited the accompanying Consolidated Balance Sheets of Eyak Technology, LLC and Subsidiary as of December 31, 2010 and 2009, and the related Consolidated Statements of Income, Members’ Equity, and Cash Flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Eyak Technology, LLC and Subsidiary as of December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.
Aronson LLC
Rockville, Maryland
March 10, 2011

Eyak Technology, LLC and Subsidiary
Consolidated Balance Sheets

December 31,	2010	2009
Assets
Current assets
Cash and cash equivalents	$30,971,167	$15,022,141
Accounts receivable	42,189,973	82,380,736
Accounts receivable — related party	5,953,237	264,683
Inventory	462,731	1,767,576
Deferred contract costs	29,366,523	54,056,367
Prepaid expenses and other current assets	2,214,601	1,602,067

Total current assets	111,158,232	155,093,570

Property and equipment, net	160,734	178,518

Other assets
Intangible assets, net	—	99,030
Deposits	54,575	124,844

Total other assets	54,575	223,874

Total assets	$111,373,541	$155,495,962

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

Eyak Technology, LLC and Subsidiary
Consolidated Balance Sheets

December 31,	2010	2009
Liabilities and Members’ Equity
Current liabilities
Borrowings under credit facilities	$2,699,154	$5,281,901
Accounts payable and accrued expenses	35,097,754	55,921,871
Accounts payable — related party	10,570,472	9,382,706
Accrued salaries and related liabilities	2,855,073	4,681,870
Deferred revenue	31,264,665	58,761,467

Total current liabilities	82,487,118	134,029,815

Long term liabilities
Deferred rent	201,823	3,424

Total liabilities	82,688,941	134,033,239

Commitments and contingencies

Members’ equity	28,684,600	21,462,723

Total liabilities and members’ equity	$111,373,541	$155,495,962

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

Eyak Technology, LLC and Subsidiary
Consolidated Statements of Income

Years Ended December 31,	2010	2009	2008

Revenue
Product revenue (related party sales of $3,506,529, $264,683, and $0 in 2010, 2009, and 2008 respectively; see footnote 11)	$228,053,846	$155,475,064	$111,180,182
Services revenue (related party sales of $11,426,334, $0, and $0 in 2010, 2009, and 2008 respectively; see footnote 11)	194,101,542	253,284,166	162,294,424

Total revenue	422,155,388	408,759,230	273,474,606

Direct costs
Product direct costs (related party purchases of $47,627,474, $21,865,349, and $25,840,647 in 2010, 2009, and 2008 respectively; see footnote 11)	208,924,233	144,092,270	102,035,599
Services direct costs	166,454,785	222,262,477	140,147,335

Total direct costs	375,379,018	366,354,747	242,182,934

Gross margin on revenue
Product gross margin	19,129,613	11,382,794	9,144,583
Services gross margin	27,646,757	31,021,689	22,147,089

Total gross margin on revenue	46,776,370	42,404,483	31,291,672

Selling, general and administrative costs	25,402,204	20,843,894	18,411,950

Income from operations	21,374,166	21,560,589	12,879,722

Other income (expense)
Interest income	46,887	170,616	388,924
Interest expense	(12,107)	(23,891)	(224,655)

Total	34,780	146,725	164,269

Net income	$21,408,946	$21,707,314	$13,043,991

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

Eyak Technology, LLC and Subsidiary
Consolidated Statements of Members’ Equity

Years Ended December 31, 2010, 2009, and 2008

Balance, January 1, 2008	$8,553,306
Distributions	(9,695,834)
Net income	13,043,991

Balance, December 31, 2008	$11,901,463
Distributions	(12,146,054)
Net income	21,707,314

Balance, December 31, 2009	$21,462,723
Distributions	(14,187,069)
Net income	21,408,946

Balance, December 31, 2010	$28,684,600

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

Eyak Technology, LLC and Subsidiary
Consolidated Statements of Cash Flows

Years Ended December 31,	2010	2009	2008

Cash flows from operating activities
Net income	$21,408,946	$21,707,314	$13,043,991
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	106,312	123,280	139,543
Amortization	99,030	396,239	132,071
Bad debt expense	—	100,000	120,250
(Increase) decrease in
Accounts receivable	40,190,763	(17,396,501)	2,962,612
Accounts receivable — related party	(5,688,554)	(264,683)	—
Inventory	1,304,845	(88,818)	1,184,869
Deferred contract costs	24,689,844	(24,325,223)	(16,153,888)
Prepaid expenses and other assets	(612,534)	(265,850)	1,502,912
Deposits	70,269	—	48,515
Increase (decrease) in
Accounts payable and accrued expenses	(20,824,117)	6,826,507	25,029,017
Accounts payable — related party	1,187,766	7,956,560	(11,428,972)
Accrued salaries and related liabilities	(1,826,797)	1,500,749	1,599,447
Deferred revenue	(27,496,802)	25,815,088	16,596,246
Deferred rent	198,399	(74,021)	(49,887)

Net cash provided by operating activities	32,807,370	22,010,641	34,726,726

Cash flows from investing activities
Purchases of property and equipment	(88,528)	(53,410)	(155,746)
Net repayments from related party	—	134,089	8,902

Net cash (used) provided by investing activities	(88,528)	80,679	(146,844)

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

Eyak Technology, LLC and Subsidiary
Consolidated Statements of Cash Flows (Continued)

Years Ended December 31,	2010	2009	2008

Cash flows from financing activities
(Payments to) proceeds from credit facilities, net	(2,582,747)	3,749,629	(23,944,509)
Distributions	(14,187,069)	(15,600,619)	(6,241,269)

Net cash used by financing activities	(16,769,816)	(11,850,990)	(30,185,778)

Net change in cash and cash equivalents	15,949,026	10,240,330	4,394,104

Cash and cash equivalents at beginning of year	15,022,141	4,781,811	387,707

Cash and cash equivalents at end of year	$30,971,167	$15,022,141	$4,781,811

Supplemental cash flow information
Interest paid	$12,123	$28,592	$324,727

Accrued distribution payable	$—	$—	$3,454,565

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

Eyak Technology, LLC and Subsidiary
Notes to Consolidated Financial Statements
1.	Organization and significant accounting policies
Organization: Eyak Technology, LLC (the “Company” and “Eyaktek”), a subsidiary of The Eyak Corporation, was incorporated on January 2, 2002, under the laws of the State of Delaware. The Company provides communication solutions, information technology solutions, health care services, and architecture and engineering services to government and civilian federal agencies. GTSI Corporation (GTSI) is a 37% member in the Company.
On May 10, 2010, the Company graduated from the U.S. Small Business Administration’s (SBA) business development program under Section 8(a) of the Small Business Act, instead of May 2011, due to the success it had achieved under the support of the program. The Company remains an Alaskan Native owned organization.
EG Solutions, LLC (EGS), a wholly owned subsidiary of EyakTek, was formed on January 24, 2006 under the laws of the State of Delaware and provides hardware and software sales and maintenance to the federal government and federal government contractors. EGS operations began during 2007.
Principles of consolidation: The accompanying consolidated financial statements include the accounts of Eyak Technology, LLC and its subsidiary, EG Solutions, LLC (collectively, the Company). All significant intercompany balances and transactions have been eliminated in consolidation.
Revenue: The Company recognizes revenue when persuasive evidence of a sale arrangement exists, delivery has occurred or services have been rendered, the sales price is fixed or determinable, and collectability is reasonably assured. The Company recognizes revenue from product sales when title passes to the customer, typically upon delivery. When a customer order contains multiple items such as hardware, software and services which are delivered at varying times, the Company determines whether the delivered items can be considered separate units of accounting. By determining if delivered items have value to the customer on a standalone basis, there is objective and reliable evidence of the fair value of undelivered items, and if delivery of undelivered items is probable and substantially in Eyak Tek’s control.
Generally, the Company is able to establish fair value for all elements of the arrangement. In these instances, revenue is recognized on each element separately. However, if fair value cannot be established or if the delivered items do not have standalone value to the customer without additional services being provided, the Company recognizes revenue on the contract as a single unit of accounting.

Eyak Technology, LLC and Subsidiary
Notes to Consolidated Financial Statements
In most cases, revenue from hardware and software product sales is recognized when title passes to the customer. Based upon the Company’s standard shipping terms, FOB destination, title passes upon delivery of the products to the customer. However, occasionally Eyak Tek’s customers will request bill-and-hold transactions in situations where the customer does not have space available to receive products or is not able to immediately take possession of products for other reasons, in which case Eyak Tek will store the purchased equipment in its distribution center. The Company only recognizes revenue for bill-and-hold transactions when the goods are complete and ready for shipment, title and risk of loss have passed to the customer, management receives a written request from the customer for bill-and-hold treatment, and the ordered goods are physically segregated in Eyak Tek’s warehouse from other inventory and cannot be used to fulfill other customer orders.
The Company records freight billed to customers as sales and the related shipping costs as cost of sales.
The Company sells products to certain customers under sales-type lease arrangements for terms typically ranging from two to four years. The Company accounts for its sales-type leases by recognizing current and long-term lease receivables, net of unearned income, on the accompanying consolidated balance sheets. The present value of all payments is recorded as sales and the related cost of the equipment is charged to cost of sales. The associated interest is recorded over the term of the lease using the effective interest method.
Eyak Tek transfers these receivables to various financing companies. The transfer of receivables in which the Company surrenders control is accounted for as a sale. To surrender control, the assets must be isolated from the Company, the transferee has the right to pledge or exchange the receivables and the Company must not have an agreement that entitles and obligates it to repurchase the receivables or the ability to unilaterally cause the holder to return specific assets. If the transfer of receivables does not meet the criteria for a sale the transfer is accounted for as a secured borrowing with a pledge of collateral.
Revenue from fixed-price type service contracts is recognized under the proportional performance method of accounting, with costs and estimated profits included in contract revenue as work is performed. If actual and estimated costs to complete a contract indicate a loss, a provision is made currently for the loss anticipated on the contract. Revenue from time and materials contracts is recognized as costs are incurred at amounts represented by the agreed-upon billing amounts. Occasionally the Company hires third party contractors to carry out service obligations. In this circumstance, revenue is recognized over the performance period.
Revenue recognized on contracts for which billings have not been presented to customers at year end is included in the accounts receivable classification on the accompanying consolidated balance sheets.
Payments received in advance of the performance of services are included in the accompanying consolidated balance sheet as deferred revenue.
Cash and cash equivalents: For purposes of financial statement presentation, the Company considers all highly liquid debt instruments with initial maturities of ninety days or less to be cash equivalents. The Company maintains cash balances which may exceed federally insured limits. Management does not believe that this results in any significant credit risk.

Eyak Technology, LLC and Subsidiary
Notes to Consolidated Financial Statements
Accounts receivable: The Company provides for an allowance for doubtful accounts based on management’s best estimate of possible losses determined principally on the basis of historical experience and specific allowances for known troubled accounts, if needed. All accounts or portions thereof that are deemed to be uncollectible or that require an excessive collection cost are written off to the allowance for doubtful accounts. At December 31, 2010 and 2009 management recorded an allowance of $338,702 and $340,593, respectively, for estimated doubtful accounts.
Marketing assistance fees: The Company has entered into agreements that provide for the payment of marketing assistance funds from certain vendors based on the amount of products sold. These fees are considered to be a reduction of direct costs.
Deferred contract costs: Deferred contract costs consist primarily of amounts paid to third party vendors in support of annual or periodic service agreements directly related to amounts included in deferred revenue at the period end. These annual or periodic service agreements relate to contracts to provide satellite bandwidth; computer and networking hardware maintenance; software support and upgrade rights; and other service agreements. Deferred contract costs are charged to direct costs in the period in which the service is rendered to the customer.
Prepaid expenses: Direct cost payments made to vendors in advance of shipments of products are charged to prepaid expenses in the accompanying consolidated balance sheets. Payments made to vendors in advance of performance of services for indirect costs are charged to prepaid expenses in the accompanying consolidated balance sheets. Prepaid expenses are charged to direct and indirect costs in the period in which the service or product is rendered to the Company.
Inventory: Inventory consists primarily of computer equipment and is stated at the lower of cost or market using the specific identification method. The majority of the Company’s inventory at any time is made up of in-transit inventory. These are products that have been drop shipped by a vendor but not received by the end user prior to period end.
Property and equipment: Property and equipment are recorded at the original cost and are being depreciated on a straight-line basis over estimated lives of three to seven years. Leasehold improvements are amortized over the life of the assets or the remaining period of the lease whichever is shorter.

Eyak Technology, LLC and Subsidiary
Notes to Consolidated Financial Statements
Intangible assets: Intangible assets are recorded at fair value on the date of acquisition and are being amortized over the estimated lives of the identified contracts ranging from one to five years based on the ratio of gross revenue of the contracts over the estimated future revenue of the contracts. Intangible and other long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In reviewing for impairment, the Company compares the carrying value of the relevant assets to the estimated undiscounted future cash flows expected from the use of the assets and their eventual disposition. When the estimated undiscounted future cash flows are less than their carrying amount, an impairment loss is recognized equal to the difference between the asset’s fair value and its carrying value.
Deferred rent: The Company recognizes the minimum non-contingent rents required under operating leases as rent expense on a straight-line basis over the life of the lease, with differences between amounts recognized as expense and the amounts actually paid recorded as deferred rent on the accompanying consolidated balance sheets.
Income taxes: The Company is taxed as a partnership, and therefore, does not pay Federal and state corporate income taxes since the tax attributes of the Company are reported on the members’ income tax returns. Consequently, no provision for income taxes has been provided in the accompanying consolidated financial statements.
The Company evaluates uncertainty in income tax positions based on a more-likely-than-not recognition standard. If that threshold is met, the tax position is then measured at the largest amount that is greater than 50% likely of being realized upon ultimate settlement. To the extent that the Company’s estimates change or the final tax outcome of the matters is different than the amounts that have been recorded, such differences will impact the income tax provision when such determinations are made.
As of December 31, 2010 and 2009, there are no accruals for uncertain tax positions. If applicable, the Company records interest and penalties as a component of income tax expense. Tax years from January 1, 2007 through the current year remain open for examination by federal and state tax authorities.
Use of accounting estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
New accounting pronouncements: The Financial Accounting Standards Board (“FASB”) is the authoritative body for financial accounting and reporting in the United States. On July 31, 2009, the FASB Accounting Standards Codification (“the Codification”) became the authoritative source of accounting principles to be applied to the financial statements of nongovernmental entities prepared in accordance with GAAP. The following is a list of recent pronouncements issued by the FASB:

Eyak Technology, LLC and Subsidiary
Notes to Consolidated Financial Statements
Revenue Arrangements with Multiple Deliverables: The guidance amends the current revenue recognition guidance for multiple deliverable arrangements. It allows the use of management’s best estimate of selling price for individual elements of an arrangement when vendor specific objective evidence, vendor objective evidence, or third-party evidence is unavailable. Additionally, it eliminates the residual method of revenue recognition in accounting for multiple deliverable arrangements. The guidance is effective for fiscal years beginning on or after June 15, 2010. The Company will adopt this guidance during 2011. Management does not expect the adoption of this guidance to have a material impact on the Company’s Consolidated Financial Statements.
Revenue Arrangements with Software Elements: The pronouncement modifies the scope of the software revenue recognition guidance to exclude tangible products that contain both software and non-software components that function together to deliver the product’s essential functionality. The pronouncement is effective for fiscal years beginning on or after June 15, 2010. The Company will adopt this guidance during 2011. Management does not expect the adoption of this guidance to have a material impact on the Company’s Consolidated Financial Statements.
International Accounting Standards: In August 2008, the SEC announced that it will issue for comment a proposed roadmap regarding potential use of International Financial Reporting Standards (“IFRS”) for the preparation of financial statements by U.S. registrants. IFRS are standards and interpretations adopted by the International Accounting Standards Board. Under the proposed roadmap, the Company would be required to prepare financial statements in accordance with IFRS in fiscal year 2014, including comparative information also prepared under IFRS for fiscal 2013 and fiscal 2012. The Company is currently assessing the potential impact of IFRS on its financial statements and will continue to follow the proposed roadmap for future developments.
Credit Quality of Financing Receivables and the Allowance for Credit Losses — In July 2010, FASB issued a new pronouncement that requires enhanced disclosures regarding the nature of credit risk inherent in an entity’s portfolio of financing receivables, how that risk is analyzed, and the changes and reasons for those changes in the allowance for credit losses. The new disclosures will require information for both the financing receivables and the related allowance for credit losses at more disaggregated levels. Disclosures related to information as of the end of a reporting period will become effective in 2011. Management does not expect the adoption of this guidance to have a material impact on the consolidated financial statement.
Subsequent events: Management has evaluated subsequent events for disclosures in these financial statements through March 10, 2011, which is the date the financial statements are available to be issued.

Eyak Technology, LLC and Subsidiary
Notes to Consolidated Financial Statements
2.	Accounts receivable
Accounts receivable at December 31, 2010 and 2009, consist primarily of amounts collectible from US federal government agencies and prime contractors to the government. The components of accounts receivable are:

	2010	2009
Billed receivables	$42,528,675	$82,721,329
Less: Allowance for doubtful accounts	(338,702)	(340,593)

Total	$42,189,973	$82,380,736

Of the total receivables outstanding as of December 31, 2010 and 2009 approximately 27% and 33%, respectively, were outstanding with civilian agencies and approximately 60% and 66%, respectively, with The Department of Defense. There are no receivables assigned as collateral as of December 31, 2010 and 2009.
3.	Transferred receivables and financed lease debt
During 2009, the Company sold lease receivables to a related party that met sales criteria in the amount of $8.0M. These amounts are included in cash flows from operating activities in the consolidated statements of cash flows. For the year ended December 31, 2009, the Company derecognized the receivables and related liabilities associated with their transfers and recognized a net gain in the accompanying Consolidated Statements of Income of $89,728 which is included in product revenue on the accompanying Consolidated Statements of Income. The Company did not sell any lease receivables during 2010.

Eyak Technology, LLC and Subsidiary
Notes to Consolidated Financial Statements
4.	Prepaid expenses and other current assets
Prepaid expenses and other current assets consisted of the following at December 31:

	2010	2009
Prepaid direct contract costs	$1,449,752	$925,532
Prepaid indirect costs	144,504	87,203
Other current assets	620,345	589,332

Total	$2,214,601	$1,602,067

5.	Property and equipment
Property and equipment consist of the following at December 31:

	2010	2009
Furniture, fixtures and equipment	$665,706	$583,786
Software	131,425	124,817
Leasehold improvements	30,528	30,528

Total	827,659	739,131

Less: Accumulated depreciation	(666,925)	(560,613)

Net	$160,734	$178,518

Eyak Technology, LLC and Subsidiary
Notes to Consolidated Financial Statements
6.	Intangible assets
Intangible assets consisted of the following at December 31, 2010 and 2009:

	2010		2009		Weighted
		Accumulated		Accumulated	Average
	Costs	Amortization	Costs	Amortization	Life
Contract rights	$557,330	$(557,330)	$557,330	$(458,300)	5
Contract backlog	103,028	(103,028)	103,028	(103,028)	1

Total	$660,358	$(660,358)	$660,358	$(561,328)

The intangible assets have no residual value at the end of their useful life. Amortization expense for the years ended December 31, 2010, 2009, and 2008 was $99,030, $396,239, and $132,071, respectively.
7	Accounts payable and accrued expenses
Accounts payable and accrued expenses consisted of the following at December 31:

	2010	2009
Trade payables	$27,166,760	$49,266,370
Other accrued expenses	7,930,994	6,655,501

Total	$35,097,754	$55,921,871

8.	Credit facilities
The Company has a financing arrangement with GE Commercial Distribution Finance Corporation (CDF). The arrangement consists of two separate agreements: a Business Financing Agreement (BFA) and an Inventory Financing Agreement (IFA). Under the terms of the agreements, the Company may borrow, between the two facilities, up to a total of $18,000,000 between January 1 and August 31, and $28,000,000 between September 1 and December 31. Amounts are advanced at the discretion of GE. The arrangements are secured by the assets of the Company, are guaranteed by The Eyak Corporation, a 51% member of the Company, and are due on demand.
The IFA is to be used to purchase inventory from approved vendors. Interest on the IFA portion of the facility varies depending on the terms that GE has with the specific vendor. The Company can obtain advances under the BFA up to the lesser of 85% of eligible receivables, or, the maximum amount of the facility. Interest on the BFA portion of the facility is payable monthly at the London InterBank Offered Rate (LIBOR) plus 2.5%. The weighted average interest rate on outstanding advances at December 31, 2010 and 2009 was 2.76% and 2.73%, respectively.
The financing arrangements contain certain financial covenants that require the Company to retain a minimum percentage of its net income on an annual basis and to maintain a ratio of funded debt to EBITDA of not more than 4.5:1 as of September 30 and December 31 and 3.5:1 as of March 31, and June 30. As of December 31, 2010 and 2009 the Company is in compliance with all of the covenants of the credit facility.

Eyak Technology, LLC and Subsidiary
Notes to Consolidated Financial Statements
The Company has a “Short Term Accounts Receivable Program” (STAR Agreement) with a finance company. Under the terms of the agreement, the Company may obtain advances on approved customer purchase orders. Interest charges accrue at LIBOR plus 3.50% per annum once the advance has been outstanding for 45 days. No interest accrues for advances outstanding less than 45 days. The Company includes amounts advanced as borrowings under the credit facility in the accompanying consolidated balance sheets. Advances under the agreement are secured by specific accounts receivable of the Company and are due on demand.
At December 31, 2010 and 2009 borrowings under the credit facilities which were comprised of borrowings under the IFA were $2,699,154 and $5,281,901, respectively.
9.	Retirement plan
The Company sponsors a 401(k) tax deferred retirement plan under the Internal Revenue Code to provide retirement benefits for all eligible employees. Participating employees may voluntarily contribute up to limits provided by Internal Revenue Service regulations. The Company provides a matching contribution equal to 50% of the first 5% contributed by the participant. Participants vest ratably over 3 years in any matching contributions. The Company recorded $190,723, $176,519, and $197,686 in matching contributions for the years ended December 31, 2010, 2009, and 2008, respectively.
10.	Operating leases
The Company is obligated, as lessee, under non-cancelable operating leases for office space in Alaska, Virginia, Louisiana, and Seoul, South Korea. The minimum payments required under the leases are expensed on a pro rata basis over the term of the leases. The difference between the amounts expensed and the required lease payments is reflected as deferred rent in the accompanying consolidated balance sheets.
The following is a schedule by years of future minimum rental payments required under the operating leases that have an initial or remaining non-cancelable lease term in excess of one year as of December 31, 2010:

Year Ending December 31	Rent
2011	590,026
2012	604,770
2013	619,773
2014	635,294
2015	108,512

Total	$2,558,375

Total rent expense for the years ended December 31, 2010, 2009, and 2008 was $661,387, $552,405, and $834,660, respectively, net of sublease income in 2008 of $57,240.

Eyak Technology, LLC and Subsidiary
Notes to Consolidated Financial Statements
11.	Related party transactions
The Company executed a mentor-protégé agreement with GTSI Corporation, a 37% member in the Company. As part of the mentor-protégé relationship, the Company purchases products offered for resale directly from GTSI. During the years ended December 31, 2010, 2009, and 2008, the Company had $47.6 million, $21.9 million, and $25.8 million, respectively, of related party purchases directly from GTSI in the respective years. During 2008, the Company dissolved the mentor-protégé agreement with GTSI Corporation. In October 2010, the Company terminated its subcontracts with GTSI. The company will still support the mutual customers for any awards made prior to the termination of the subcontract.
At December 31, 2010 and 2009, the Company has outstanding accounts payable to GTSI of $10.6 million and $9.4 million, respectively, for purchases of GTSI’s products.
During 2009, the Company sold $8.0 million of lease receivables to GTSI under a Master Purchase Agreement between the two companies. There were no sales of lease receivables during 2010.
During the years ended December 31, 2010, 2009, and 2008, the Company recorded $9,000, $36,000, and $36,000, respectively, of expenses for subcontractor services to the Andrews Group, Inc., a Company owned by a member of the Company’s board of directors.
The Company leases office space in Anchorage, Alaska with Plaza 201 Properties, LLC. Plaza 201 Properties, LLC is owned by one of the partners in Global Technology Group, a twelve percent owner in the Company. Rent expense paid to Plaza 201 Properties, LLC during 2010, 2009 and 2008 was $21,331, $20,879 and $20,124, respectively. The lease expired in November, 2010 and the Company continues to the rent the office space on a month-to-month basis.
The Company is an arbitration proceeding with GTSI on a number of issues. See Note 12 below.
During the years ended December 31, 2010 and 2009, the Company sold $14.9 million and $0.2 million, respectively, of products and services to The Eyak Corporation and its subsidiaries. As of December 31, 2010 and 2009 there was $6.0 million and $0.2 million, respectively, in accounts receivable outstanding to The Eyak Corporation and its subsidiaries.
For the years ended December 31, 2010 and 2009 the Company has accrued at year-end for cash payments to be made in the subsequent year to The Eyak Foundation. The Eyak Foundation is owned by The Eyak Corporation and provides scholarships and other assistance to members of the Eyak tribe. The amounts paid are discretionary as approved by EyakTek’s Board of Directors. As of December 31, 2010 and 2009 the Company had accrued $413,944 and $434,000, respectively, to The Eyak Foundation.

Eyak Technology, LLC and Subsidiary
Notes to Consolidated Financial Statements
12.	Commitments and contingencies
Concentration risk: The Company derives a substantial portion of its revenue under contracts with the Federal government. These revenues are subject to adjustment upon audit. Management does not expect such adjustments, if any, to have a material effect on the Company’s financial position or results of operations.
On-going litigation: The Company is in an arbitration proceeding with GTSI on a number of issues. The following is a recap of the time line leading up to the arbitration.
On May 10, 2010, the Company graduated from the Small Business Administration’s business development program under Section 8(a) of the Small Business Act due to the success it had achieved under the support of the program.
On August 4, 2010, the Company received a letter from GTSI stating that GTSI believes the Company’s graduation from the Small Business Administration’s business development program under Section 8(a) of the Small Business Act would constitute a “Dissolution Event” under Section 11.1(a) of the Company’s operating agreement and would require that the holders of at least 65% of the membership interests in the Company vote to continue the Company’s business operations. The Company understood the letter to imply that GTSI believes its control of 37% of the membership interests, if GTSI opposed continuation of the Company’s business operations, would effectively compel the dissolution of the Company.
In August, 2010, the Company made GTSI’s Board of Directors a private cash offer to acquire GTSI for a price reflecting a significant premium to their current stock price at that time. GTSI’s Board of Directors rejected this offer and refused to negotiate a takeover transaction. In September, 2010, the Company made the offer public. Once again, GTSI’s Board of Directors rejected the offer. The Company made a second offer in September increasing the price they would pay to acquire GTSI. GTSI’s Board of Directors again rejected the Company’s offer. In October, the Company withdrew its offers to acquire GTSI.
On August 20, 2010, the Company received another letter from GTSI. This letter states: “We understand that perhaps you misinterpreted our letter to indicate that GTSI was seeking a discussion by the Members that would result in EyakTek ceasing operations. GTSI was not seeking such a discussion by Members.” The letter indicated that GTSI was instead seeking to call a meeting of the Members.
On August 30, 2010, the Company received another letter from GTSI calling a meeting of the Company’s members pursuant to Section 6.3 of the Company’s Operating Agreement. GTSI requested that a meeting be held during the week of September 7, 2010 for the purpose of discussing, among other things, “the actions necessary by EyakTek to comply with Section 11 of the Operating Agreement” and stated that GTSI is “keenly interested in these important matters being addressed.”
In September 2010, GTSI filed suit in the Delaware Court of Chancery seeking to prevent the acquisition of GTSI by EyakTek, seeking a meeting of the members and later seeking to have a new GTSI director appointed to the Board of EyakTek. Previously, GTSI had removed its representative from the EyakTek Board.
EyakTek and the members other than GTSI initiated an arbitration proceeding and asked the Court of Chancery to stay or dismiss the Delaware litigation based on the mandatory arbitration clause in EyakTek’s Operating Agreement. In November 2010, the Court of Chancery agreed with EyakTek and its members and stayed the litigation pending action in the arbitration. In December 2010, the Court of Chancery denied GTSI’s request to certify the matter for interlocutory appeal to the Delaware Supreme Court.

Eyak Technology, LLC and Subsidiary
Notes to Consolidated Financial Statements
On January 10, 2011, the Delaware Supreme Court denied GTSI’s request for an interlocutory appeal of the Chancery Court’s order staying the litigation pending a decision of the arbitrator.
On January 18, 2011, GTSI withdrew its previous challenge to the arbitrability of the dispute and restated its claims to include a request for a declaratory judgment that a Dissolution Event has occurred with respect to EyakTek and for injunctive relief requiring the appointment of a liquidator to oversee the winding up and dissolution of EyakTek.
The Company disagrees with GTSI’s interpretation of the relevant provisions of the Company’s operating agreement. The other Members of the Company, who together hold a 63% Percentage Interest, have irrevocably voted to continue the Company’s operations.
EyakTek believes that the GTSI claim is without merit and intends to vigorously defend the claim. Moreover, notwithstanding the January 18, 2011 claim; EyakTek believes that GTSI does not wish to cause the dissolution of EyakTek. This belief is based upon prior discussions between members of GTSI’s Board of Directors and representatives of EyakTek that GTSI is not interested in dissolving EyakTek and that a dissolution of EyakTek would likely cause severe harm to the financial condition of GTSI.
SBA suspension of EG Solutions: On November 18, 2010, EGS received notice from the SBA that EGS was suspended from receiving any future contract awards from the federal government. The Company has and will continue to cooperate in full with the SBA throughout the review of the issues by the SBA. Due to the suspension, EGS did not receive their last option year renewal under the First Source contract that came up for renewal on February 6, 2011. It is important to note that the SBA suspension is specific to EGS. During the year ended December 31, 2010, EGS’s gross margins contributed approximately 3.8% of EyakTek’s total gross margin.